RECEIVED

2006 NOV 17 P 1:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 November 2006


06018572

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

SUPPL

Nedbank Group Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS regarding the Nedbank Group – unaudited results for the nine months ended 30 September 2006.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

PROCESSED
NOV 21 2006
THOMSON FINANCIAL

Yours faithfully



Jackie Katzin
Assistant Group Secretary




NEDBANK
GROUP

cc ***Jonathan K Bender, Esq***



OFFICE OF THE GROUP SECRETARY

Head Office 135 Rivonia Road Sandown 2196 PO Box 1144 Johannesburg 2000

Tel +27 (0)11 294 9106 Fax +27 (0)11 295 9106 Website www.nedbankgroup.co.za

Nedbank Group Limited Reg No 1966/010630/06
Directors: Dr RJ Khoza (Chairman) Prof MM Katz (Vice-chairman) ML Ndlovu (Vice-chairman) TA Boardman (Chief Executive) CJW Ball MWT Brown RG Cottrell BE Davison N Dennis† MA Enus-Brey Prof B de L Figaji RM Head† JB Magwaza ME Mkwanazi CML Savage GT Serobe JH Sutcliffe† (†British) Company Secretary: GS Nienaber 05.05.2006

A Member of the  OLD MUTUAL Group

COMPLETE ONLINE TRADING SOLUTION BoE PRIVATE CLIENTS

Release Date: 2006/11/14 08:01:00 AM

Nedbank Group - Unaudited results for the nine months ended 30 September 2006

NED
Nedbank Group - Unaudited results for the nine months ended 30 September 2006
Nedbank Group Limited
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group" or "the group")

NEDBANK GROUP -- UNAUDITED RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2006

OVERVIEW

Following the acquisition of Skandia by Nedbank Group"s holding company, Old Mutual plc, and the resultant listing of Old Mutual plc shares on the Stockholm Stock Exchange, Old Mutual plc has adopted quarterly reporting from the period ended 30 September 2006. Nedbank Group has therefore also commenced quarterly reporting.

The unaudited results for the nine months to 30 September 2006 (the period) reflect a continuation of the positive momentum shown at the interim stage.

The overall environment for banks remains positive, despite increased levels of credit stress in parts of the retail environment, continued pressure on fees and greater market volatility.

Headline earnings per share for the period increased by 39,1% to 801 cents (2005: 576 cents). Basic earnings per share grew by 10,6% to 846 cents (2005: 765 cents).

The group"s return on average ordinary shareholders" equity (ROE) continued to improve, increasing from 18,3% reported for the six months to 30 June 2006 to 18,6% for the period under review.

Tom Boardman, Chief Executive, said: "We are pleased with the 39,1% increase in headline earnings per share and, in particular, the levels of income growth across all operating divisions. This growth, together with appropriate cost disciplines and our active capital management programme, has kept the group on track to meet its ROE target of 20% in 2007. The cost of additional retail outlets, ATMs and frontline staff, combined with price reductions across a range of products, will benefit the group and its clients in the long term, but makes the short-term efficiency ratio target of 55% in 2007 more challenging".

FINANCIAL PERFORMANCE

The group"s headline earnings increased by 41,2%, from R2 277 million for the corresponding period in 2005, to R3 216 million for the period. Basic earnings increased by 12,2% to R3 394 million (2005: R3 025 million).

Net interest income (NII)

NII grew by 28,8% to R7 928 million. The group"s margin increased from 3,88% for the six months ended June 2006 to 3,94% for the period. NII growth is mainly attributable to:

- an increase in average interest-earning banking assets of 16,1% (annualised) during the period;
- the endowment benefit from the increased endowment together with the rise in interest rates; and
- positive mix changes from the growth in higher-margin retail and business banking advances, as well as a change in the advances mix within Nedbank Retail resulting from higher growth in personal loans.

Impairment charge on loans and advances

The impairment charge to average advances ratio improved from 0,61% for the six months to 30 June 2006 to 0,50% for the period. This improvement is largely due to provisions raised in Nedbank Capital in the first half of the year not being repeated and recoveries on corporate advances in both Nedbank Corporate and Nedbank Capital during the third quarter.

The group anticipates that the impairment charge will increase in the medium

term as a result of the recent interest rate increases combined with increasing levels of household debt. Nedbank Corporate"s impairment levels are also currently at unusually low levels and are expected to increase as the level of recoveries is expected to decrease.

Non-interest revenue (NIR)

NIR for the period increased by 14,1% to R6 786 million (excluding translation gains, NIR increased by 16,5%). This growth was driven by continued volume growth in Nedbank Corporate and Nedbank Retail, property revaluations and realisations in Nedbank Corporate amounting to R256 million (2005: R100 million), private equity revaluations and realisations in Nedbank Capital of R129 million (2005: R14 million), and strong growth in Bond Choice origination fees.

NIR growth has been offset by the price reduction strategy implemented in Nedbank Retail in July this year, together with a slowdown in trading income in Nedbank Capital.

Expenses

Expenses continue to be well managed, increasing by 6,9% to R8 496 million. Staff expenses increased by 11,6%, reflecting the investment the group has made in client-facing staff and a relative increase in variable pay as a result of the continued improvement in operating performance. Marketing costs increased as planned by 37,5% off the low base set in 2005 as the group invested in the Nedbank brand.

The "jaws" ratio continued to improve, with total revenue growth of 21,6% being 14,7% above expense growth of 6,9%, resulting in the efficiency ratio improving from 65,7% for 2005 to 57,7%. As expected, this ratio is above the level of 57,3% reported in June 2006 and is also forecast not to be sustained at this level for the full year.

Non-trading and capital items

Income after taxation from non-trading and capital items amounted to R178 million for the period. The main component was the profit on the sale of the remaining shares in Net 1 UEPS Technologies Inc (NUEPS) in the first half of the year, which amounted to R221 million, offset by net investment and computer software writedowns of R43 million. In the prior period the sale of the major portion of the investment in NUEPS (6,65 million shares) realised a R793 million profit when the company listed on NASDAQ.

Balance sheet

Capital

The group is well capitalised and, including profit appropriations, group capital adequacy remained above target levels with Tier 1 capital adequacy at 8,7% and total regulatory capital adequacy at 12,4%.

Advances

Net advances increased by R55,2 billion from December 2005 and average interest-earning banking assets grew by R29,0 billion or 16,1% (annualised).

Details of advances growth by category are as follows:

Rm	September 2006	December 2005	Annualised increase (%)
Home loans	90,736	75,333	27,3
Commercial mortgages	43,561	37,993	19,6
Properties in possession	144	309	(71,4)
Credit cards	4,627	4,074	18,1
Overdrafts	12,931	11,604	15,3
Leases and instalment debtors	40,533	34,935	21,4
Other loans	116,476	89,374	40,5
Impairment of advances	(5,401)	(5,214)	4,8
Total	303,607	248,408	29,7

The increase in other loans of 40,5% is partly attributable to unusually high month-end balances of certain foreign correspondent accounts in September 2006.

Deposits

The group maintained a strong liquidity position throughout the period. Deposits increased by 25,7% (annualised) from December 2005. Growth in wholesale deposits continues to outpace growth in retail deposits.

Capital management

During the period the group:

- concluded, in the first half of the year, a subordinated debt issue (NED 5) of R1,5 billion, which was priced at 70 basis points above the five-year benchmark R153 rate (issued at 7,845%);
- concluded, in the third quarter, a subordinated debt issue (NED 6) of R1,5 billion, which was priced at 105 basis points above the seven-year benchmark R201 rate (issued at 9,84%);
- redeemed the NED 1 R2,0 billion bond on 20 September 2006; and
- executed share buybacks amounting to 5,5 million shares at a cost of

R616 million in the first half of the year and a further 8,2 million shares at a cost of R892 million during the third quarter.
These initiatives are part of the group"s ongoing long-term capital management programme that seeks to achieve an optimal and prudent capital structure. The group currently has a Basel I target minimum total capital adequacy ratio of 12% and a target minimum Tier 1 ratio of 8%.

Prospects

Performance in the last quarter of 2006 is likely to be influenced by:

- growth in retail advances remaining robust, but slowing from current high levels;
- ongoing growth in Business Banking and Corporate advances;
- continued market reliance on wholesale funding;
- an endowment benefit in the margin from the recent interest rate increases;
- signs of increased levels of credit stress in parts of the retail environment and an anticipated slowdown in wholesale recoveries;
- a slowdown in positive property and private equity revaluations;
- reduced growth in trading revenues;
- investment in distribution and branding; and
- ongoing capital management activities.

Consequently the group is currently expecting ROE and the efficiency ratio to show a slight decline in the last quarter from the levels reported for the period.
ROE and the efficiency ratio are, however, anticipated to improve in 2007 as the group strives to meet its stated targets.

Earnings forecasts to December 2006

The directors have reaffirmed the earnings forecasts given at the interim reporting stage.

Accounting policies

The Nedbank Group interim results have been prepared in accordance with IAS 34: Interim Financial Reporting. The group"s principal accounting policies, as stated in the 2005 annual financial statements, have been applied consistently in preparing these results.

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Nedbank Group and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

Financial highlights

		Unaudited September 2006	Audited December 2005
Share statistics			
Number of shares listed	m	449,4	442,8
Number of shares in issue, excluding shares held by group entities	m	393,7	401,8
Weighted average number of shares	m	401,4	397,2
Fully diluted weighted average number of shares	m	411,5	400,4
Headline earnings per share	cents	801	797
Fully diluted headline earnings per share	cents	782	791
Fully diluted basic earnings per share	cents	825	958
Dividend paid per share	cents	394	181
Net asset value per share	cents	6,043	5,597
Tangible net asset value per share	cents	4,773	4,351
Closing share price	cents	11,420	10,000
Price-earnings ratio	historical	11	13
Market capitalisation	Rbn	51,3	44,3
Key ratios			
Return on ordinary shareholders" equity (ROE)	%	18,6	15,5
Return on total assets (ROA)	%	1,12	0,93
Net interest income to interest-earning banking assets	%	3,94	3,55
Non-interest revenue to total income	%	46,1	50,2
Impairment charge to average advances	%	0,50	0,49

Efficiency ratio	%	57,7	65,1
Effective taxation rate	%	27,2	23,4
Group capital adequacy ratio			
- Tier 1	%	8,7	9,4
- Total	%	12,4	12,9
Number of employees		22,853	22,188
Balance sheet statistics			
Total equity attributable to equity holders of the parent	Rm	23,790	22,490
Total equity	Rm	27,989	26,309
Amounts owed to depositors	Rm	311,461	261,311
Loans and advances	Rm	303,607	248,408
Gross	Rm	309,008	253,622
Impairment of loans and advances	Rm	(5,401)	(5,214)
Total assets	Rm	417,304	352,258
Assets under management	Rm	85,920	72,063
Total assets administered by the group		503,224	424,321
Earnings reconciliation			
Profit for the period	Rm	3,394	3,836
Less: Non-trading and capital items	Rm	178	669
Impairment of goodwill	Rm		(1)
Profit on sale of subsidiaries, investments and property and equipment	Rm	254	904
Net impairment of investments, property and equipment, and capitalised development costs	Rm	(55)	(202)
Taxation on above items	Rm	(21)	(32)
Headline earnings	Rm	3,216	3,167

Income statement
for the period ended

Rm		Unaudited September 2006	Unaudited September 2005	Audited December 2005
Interest and similar income		20,174	16,996	23,234
Interest expense and similar charges		12,246	10,841	14,705
Net interest income		7,928	6,155	8,529
Impairment charge on loans and advances		1,055	686	1,189
Income from lending activities		6,873	5,469	7,340
Non-interest revenue		6,786	5,949	8,609
Operating income		13,659	11,418	15,949
Total expenses		8,496	7,947	11,157
Operating expenses		8,387	7,809	10,764
BEE transaction expenses		109	138	393
Indirect taxation		223	232	223
Profit from operations before non-trading and capital items		4,940	3,239	4,569
Non-trading and capital items		199	766	701
Impairment of goodwill		-	-	(1)
Profit on sale of subsidiaries, investments and property and equipment		254	876	904
Net impairment of investments, property and equipment, and capitalised development costs		(55)	(110)	(202)
Profit from operations		5,139	4,005	5,270
Share of profits of associates and joint ventures		85	130	167
Profit before direct taxation		5,224	4,135	5,437
Total direct taxation		1,390	758	1,140
Direct taxation		1,369	740	1,108
Taxation on non-trading and capital items		21	18	32
Profit for the period		3,834	3,377	4,297
Attributable to:				
Profit attributable to equity holders of the parent		3,394	3,025	3,836
Profit attributable to minority interest				
- ordinary shareholders		221	124	233
- preference shareholders		219	228	228
Profit for the period		3,834	3,377	4,297
Basic earnings per share	cents	846	765	966
Fully diluted basic earnings per share	cents	825	576	958
Dividend paid per share	cents	394	181	181

Balance sheet

as at

Rm	Unaudited September 2006	Audited December 2005
Assets		
Cash and cash equivalents	10,528	11,142
Other short-term securities	24,482	17,014
Derivative financial instruments	15,713	16,176
Government and other securities	23,785	22,658
Loans and advances	303,607	248,408
Other assets	13,212	11,601
Clients" indebtedness for acceptances	2,362	1,291
Current taxation receivable	98	134
Investment securities	6,485	6,875
Non-current assets held for sale	153	385
Investments in associate companies and joint ventures	779	657
Deferred taxation asset	105	680
Investment property	143	163
Property and equipment	3,243	3,095
Post-employment assets	1,268	1,225
Computer software and capitalised development costs	1,210	1,320
Mandatory reserve deposits with central bank	6,344	5,747
Goodwill	3,787	3,687
Total assets	417,304	352,258
Total equity and liabilities		
Ordinary share capital	394	402
Ordinary share premium	9,545	10,465
Reserves	13,851	11,623
Total equity attributable to equity holders of the parent	23,790	22,490
Minority shareholders" equity attributable to		
- ordinary shareholders	1,129	1,049
- preference shareholders	3,070	2,770
Total equity	27,989	26,309
Derivative financial instruments	17,687	17,055
Amounts owed to depositors	311,461	261,311
Other liabilities	41,748	32,357
Liabilities under acceptances	2,362	1,291
Current taxation liabilities	596	466
Deferred taxation liabilities	1,093	959
Post-employment liabilities	1,095	1,071
Investment contract liabilities	4,648	4,166
Long-term debt instruments	8,625	7,273
Total liabilities	389,315	325,949
Total equity and liabilities	417,304	352,258
Guarantees on behalf of clients	12,764	11,064

Statement of changes in equity

Rm	Ordinary share-holders" equity	Preference share-holders" equity	Minority share-holders" equity	Total share-holders" equity
Balance at 31 December 2004	18,337	2,770	680	21,787
Net income recognised directly in equity	463	-	136	599
Release of reserves previously not available	(70)			(70)
Foreign currency translation reserve movement	95		10	105
Available-for-sale reserve movement	(204)			(204)
Revaluation of owner-occupied property	153			153
Share-based payments reserve movement	466			466
Capitalisation of minority			107	107
Other movements	23		19	42
Profit for the period	3,836	228	233	4,297
Dividends to shareholders	(727)	(228)		(955)
Issues of shares net of expenses	1,336			1,336
Shares acquired by group entities	(755)			(755)

Balance at 31 December 2005	22,490	2,770	1,049	26,309
Net income recognised directly in equity	396	-	20	416
Foreign currency translation reserve movement	447		19	466
Available-for-sale reserve movement	(171)			(171)
Share-based payments reserve movement	125			125
Other movements	(5)		1	(4)
Profit for the year	3,394	219	221	3,834
Dividends to shareholders	(1,562)	(219)	(11)	(1,792)
Issues of shares net of expenses	629			629
Shares acquired by group entities	(1,557)			(1,557)
Shares issued/(repurchased) by subsidiary		300	(150)	150
Balance at 30 September 2006	23,790	3,070	1,129	27,989

Cash flow statement
for the period ended

Rm	Unaudited September 2006	Audited December 2005
Cash generated by operations	6,704	6,898
Change in funds for operating activities	(4,879)	2,023
Net cash generated from operating activities before taxation	1,825	8,921
Taxation paid	(543)	(852)
Net cash generated from operating activities	1,282	8,069
Net cash used in investing activities	(92)	(927)
Net cash used in financing activities	(1,207)	(303)
Net (decrease)/increase in cash and cash equivalents	(17)	6,839
Cash and cash equivalents at beginning of the period*	16,889	10,050
Cash and cash equivalents at end of the period*	16,872	16,889

* Including mandatory reserve deposits with central bank

Operational segmental reporting
for the period ended

	Unaudited September 2006 Rbn Total assets	Audited December 2005 Rbn Total assets	Unaudited September 2006 Rm Operating income	Unaudited September 2005 Rm Operating income
Nedbank Corporate	170	138	5,520	4,467
Nedbank Capital	141	117	1,873	1,678
Nedbank Retail	116	96	6,269	5,274
Imperial Bank	27	22	673	514
Shared Services	7	9	87	208
Central Management	14	15	(621)	(610)
Eliminations	(58)	(45)	(142)	(113)
Total	417	352	13,659	11,418

	Audited December 2005 Rm Operating income	Unaudited September 2006 Rm Headline earnings	Unaudited September 2005 Rm Headline earnings	Audited December 2005 Rm Headline earnings
Nedbank Corporate	6,223	1,912	1,434	1,894
Nedbank Capital	2,442	771	606	971
Nedbank Retail	7,208	1,194	727	896
Imperial Bank	740	140	94	147
Shared Services	306	(141)	56	104
Central Management	(823)	(660)	(640)	(845)
Eliminations	(147)			
Total	15,949	3,216	2,277	3,167

Geographical segmental reporting
for the period ended

Rm	Unaudited September 2006 Operating income	Unaudited September 2005 Operating income	Audited December 2005 Operating income

South Africa	12,752	10,614	14,834
Business operations	12,747	10,486	14,708
BEE transaction costs			
Merger and recovery programme expenses			
Foreign currency translation gains	5	128	126
Income attributable to preference shareholders			
Rest of Africa	441	354	512
Rest of world	466	450	603
Business operations	466	450	603
Merger and recovery programme expenses			
	13,659	11,418	15,949

for the period ended	Unaudited September 2006 Headline earnings	Unaudited September 2005 Headline earnings	Audited December 2005 Headline earnings
Rm			
South Africa	2,977	2,008	2,884
Business operations	3,295	2,293	3,406
BEE transaction costs	(104)	(136)	(334)
Merger and recovery programme expenses		(49)	(86)
Foreign currency translation gains	5	128	126
Income attributable to preference shareholders	(219)	(228)	(228)
Rest of Africa	74	113	135
Rest of world	165	156	148
Business operations	165	156	182
Merger and recovery programme expenses			(34)
	3,216	2,277	3,167

Sandton
14 November 2006
Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital
Date: 14/11/2006 08:00:29 AM Produced by the JSE SENS Department

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